NEWS RELEASE

Crosshair Confirms Additional Vanadium Mineralization
from Central Mineral Belt (CMB), Labrador

October 6th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce that it has received initial assay results from the on-going drill program on the CMB Uranium/Vanadium Project located in central Labrador, Canada.  These results, from seven holes totalling 1,311 metres of drilling completed in the structural corridor between the C Zone and Area One, support the interpretation that the vanadium/uranium mineralization is continuous between the two zones.  Assays from the remaining holes are pending.

Highlights include:

Drill Hole	From (metres)	To (metres)	Length (metres)	V2O5%
ML-11-188	50.0	100.0	50.0	0.152
ML-11-190	4.0	44.0	40.0	0.167
ML-11-191	8.0	42.0	34.0	0.170
ML-11-193	60.0	94.0	34.0	0.200
ML-11-194	49.0	64.5	15.5	0.172
and	76.4	92.4	16.0	0.212

“It is extremely encouraging that these assay results demonstrate the continuity of grade and thickness of the vanadium mineralization, further extending it to the south-west”, stated Stewart Wallis, President and CEO of Crosshair.

The true width of the mineralized zone is 60% to 90% of the lengths stated above.  Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analyses are performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP.

Complete assay highlights with drill plan maps and additional information on the CMB Uranium/Vanadium Project can be found on the Crosshair website at: http://www.crosshairexploration.com/s/CMBProperty.asp.  Additional information can also be found in the Technical Report on the CMB Uranium-Vanadium Project, Labrador, Canada prepared for Crosshair dated January 20, 2011 (Rev March 10, 2011) and filed on SEDAR at www.sedar.com.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the official assay certificates provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Projects are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  Drilling programs are being conducted for all these projects during the current field season.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.